

June 9, 2014

<u>Via E-mail</u>
David M. Cunic
Chief Executive Officer
Pazoo, Inc.
730 State Route 10, Suite 203
Whippany, NJ 07981

> **Re: Pazoo, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 14, 2014**
> **File No. 333-195956**

Dear Mr. Cunic:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please amend your filing to name Premier Venture Partners, LLC as an underwriter. At a minimum, this disclosure should appear to the prospectus cover page and in the plan of distribution. For additional guidance, please refer to Question 139.13 of the Securities Act Sections Compliance Disclosure Interpretations found on the Commission's website.

2. We note your disclosure throughout the filing that "the actual price of the stock will be determined by prevailing market prices at the time of any "Put Notice" as defined in the Equity Purchase Agreement." See, e.g., pages 6, 11 and 12. Please amend your filing to disclose the discount to market at which the Selling Shareholder will receive its shares.

3. Please amend your filing to state that the obligations under the Equity Purchase Agreement are not transferable or assignable.

4. Please update your financials in your next amendment in accordance with Article 3-12 of Regulation S-X.

5. We note you include the consent of MaloneBailey, LLP as Exhibit 23.1 to your registration statement. Please amend your filing to include the auditor's report to which this consent refers

Risk Factors, page 8

6. We note your disclosure on page 31 of your Form 10-K for the Fiscal Year Ended December 31, 2013 that the design and operation of your disclosure controls and procedures are not effective at the "reasonable assurance" level. Please add a risk factor to this registration statement addressing the risks ineffective disclosure controls and procedures pose to your company and how they make this offering speculative or risky or tell us why you believe such disclosure is unnecessary.

7. Please add a risk factor discussing the dilutive effect that the securities issuable pursuant to the Equity Purchase Agreement may have or tell us why you believe such disclosure is unnecessary.

8. Please add a risk factor discussing the likelihood that you will have full access to all of the funds under the Equity Purchase Agreement.

Selling Shareholder, page 11

9. Please identify the natural person(s) who control Premier Venture Partners, LLC.

Exhibits, page 45

Exhibit 5.1

10. Please have counsel revise the second paragraph of its opinion to remove the limitation on the scope of the documents counsel has reviewed. Counsel may examine such documents as it deems appropriate to render the opinion but may not limit its opinion to certain documents.

11. Please have counsel revise its opinion to remove the third and fourth sentences of the penultimate paragraph. Counsel may not attempt to "carve out" the law of the relevant jurisdictions. Please refer to Section 3(b) of Staff Legal Bulletin No. 19.

Section 8. Termination, page 15

12. We note the terms in this section upon which the Agreement will terminate. Specifically, we note that the Agreement will terminate when "the Investor has purchased an aggregate of Three Million Dollars ($3,000,000) in the Common Stock of the Company pursuant to [the] Agreement." We also note the terms on page 1 of the Equity Purchase Agreement that the Investor "shall invest up to Five Million Dollars ($5,000,000) to purchase the Company's common stock…" Please reconcile these amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director